EXHIBIT 99.4

Vodacom Group
(Proprietary) Limited

Interim results for the six months
ended September 30, 2004

November 15, 2004

Content

Alan Knott-Craig
Chief Executive Officer

Operational highlights

2

Leon Crouse
Chief Financial Officer

Financial review

Operational highlights

Alan Knott-Craig

Chief Executive Officer

Group highlights

Interim dividend of R1.6 billion declared

Signed Vodafone affiliate partner agreement

3G commercial service by December 2004

Profit before tax

R2.6 billion

18.7%

Customers per
employee

2,751

28.7%

Operating cash flow

 R3.8 billion

28.7%

Total customers

 13.5 million

40.6%

Revenue

 R13.6 billion

20.3%

EBITDA

 R4.2 billion

13.4%

Strategy unchanged

Revenue growth

Contract market leadership

Better coverage

The continuous introduction
of new high-utility services

High speed mobile data

New markets

Brand and distribution

Margin management

Leveraging our economies of
scale

Closer to customers

Optimising efficiencies

Synergy between operations

Strategy underpinned by:

Market leadership

Strong management

Strong brand

Strategic issues

Deregulation and liberalisation

Threat and opportunity

Consolidation of service providers

ICT BEE Charter

3G and data

Vodafone affiliate partner program

African strategy – continue with cautious approach

Nigeria still of interest

Evaluate other opportunities

Mozambique

Customers (millions)
25
20
15
10
5
0
3.2
5.1
8.3
4.2
6.6
10.8
6.0
7.9
13.9
8.5
9.7
18.2
9.1
11.3
20.4
Mar-01
Mar-02
Mar-03
Mar-04
H1 2005
Other operators
Vodacom
Total

7

South Africa –
still more market growth

100
90
80
70
60
50
40
30
20
10
0
%
59
61
61
57
54
56
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
H1 2005

8

Potential for further growth in
South Africa

SA market share

Potential for further growth

Data focus: Vodafone Live!

SA market estimated at 31 million

Vodacom is strategically

placed for continued

leadership

Extensive distribution

Strong recognisable brand

Strong, stable management

33.6%

R1,109 million

R830 million

Capex

28.7%

2,845

2,217

Customers per employee

7.8%

R179

R3,540 million

R10,605 million

8.5 million

H1 2003

1.1%pts

8.9%

Capex as a % of revenue

7.8%

R165

ARPU

11.4%

R3,943 million

EBITDA

17.1%

R12,420 million

Revenue

33.1%

11.3 million

Total customers

%
change

H1 2004

South Africa – market share 56%
Population 47.4 million, penetration 43.1%

Market highly competitive

Connections ('000)
3,000
2,500
2,000
1,500
1,000
500
0
1,385
1,653
1,625
1,870
2,248
2,750
2,681
1,273
1,563
1,513
1,782
2,135
2,482
2,378
110
89
110
87
110
267
302
H1 2002
H2 2002
H1 2003
H2 2003
H1 2004
H2 2004
H1 2005
Contract
Prepaid
SA overall (incl. community services)

10

SA six-monthly gross connections
analysis

174.5%

12,000
10,000
8,000
6,000
4,000
2,000
0
Thousands
5,108
6,557
7,874
9,725
11,346
2001
2002
2003
2004
H1 2005

11

Gross contract connections
up
174.5% to a new high

Customers up 33.1% year on
year to 11.3 million

Total traffic increased
by 20.4% year on year to
7.0 billion minutes

Overall ARPU declined
because of higher prepaid
mix and lower incoming
revenue per customer

Strong SA operational indicators

Vodacom SA customers

45
40
35
30
25
20
15
10
5
0
%
30.1
34.0
41.3
30.4
27.2
21.9
20.0
11.9
10.1
2002
2003
2004
H1 2005
Total churn
Contract
Prepaid

25
20
15
10
5
0
%
15.9
20.5
19.7
22.1
13.9
18.2
17.6
19.7
3.8
5.3
5.7
5.8
2002
2003
2004
H1 2005
Total inactives
Contract
Prepaid

12

SA inactive history

Very low contract churn

SA churn history

Contract churn at all-time

low of 8.6%

Prepaid churn decreased

to 21.9%

Temporary decrease

Expected 35%

Inactives slightly up

Both due to change in

deactivation rule

42.8%

R83 million

R145 million

Capital expenditure

38.9%

2,785

2,005

Customers per employee

33.6%

R136

R122 million

R431 million

541,000

H1 2004

16.0%pts

17.6%

Capex as a % of revenue

33.1%

R91

ARPU

24.6%

R152 million

EBITDA

9.5%

R472 million

Revenue

76.0%

952,000

Total customers

%
change

H1 2005

Tanzania – market share 58%
Population 36.6 million, penetration 4.0%

Market very competitive, regulatory intervention

34.6%

R187 million

R286 million

Capital expenditure

41.3%

2,119

1,500

Customers per employee

71.1%

R182

R64 million

R402 million

458,000

H1 2004

39.6%pts

31.5%

Capex as a % of revenue

39.0%

R111

ARPU

71.9%

R110 million

EBITDA

47.8%

R594 million

Revenue

97.2%

903,000

Total customers

%
change

H1 2005

(100%)

DRC – market share 48%
Population 58.3 million, penetration 3.3%

Market position entrenched, now a subsidiary

50.0%

R2 million

R4 million

Capital expenditure

95.7%

1,971

1,007

Customers per employee

7.3%

R119

R12 million

R55 million

71,000

H1 2004

4.2%pts

3.1%

Capex as a % of revenue

23.5%

R91

ARPU

75.0%

R21 million

EBITDA

18.2%

R65 million

Revenue

71.8%

122,000

Total customers

%
change

H1 2005

Lesotho – market share 80%
Population 1.9 million, penetration 7.2%

Significant turnaround due to operational focus

R27 million

Capital expenditure

1,934

Customers per employee

R63

ARPU

(R69 million)

EBITDA

R43 million

Revenue

164,000

Total customers

H1 2005

Mozambique – market share 24%
Population 18.8 million, penetration 3.8%

Entrenched competitor

Operation still very young

Financial review

Leon Crouse

Chief Financial Officer

Group income statements
extracts for the six months ended September 30,

-

(237)

-

-

Mozambique impairment

13.2

2,774

2,451

1,838

Profit from operations before
impairment

3.9

1,428

1,374

918

Net profit

13.3

4,192

3,698

3,027

EBITDA

32.7

(1,418)

(1,247)

(1,189)

Depreciation and amortization

3.5

2,538

2,451

1,838

Profit from operations

-

17

(298)

(300)

Net finance (costs) / income

18.7

2,555

2,153

1,538

Profit before tax

44.7

(1,127)

(779)

(620)

Taxation and minorities

23.7

(9,402)

(7,598)

(6,414)

Operating expenses excluding depreciation
and amortization

20.3

13,594

11,296

9,441

Revenue

H1 2004

% change
05/04

H1 2005

H1 2003

R million

Mozambique impairment

IAS 36 – “Impairment of Assets”

requires impairment testing for cash-generating units

All African operations were tested

All Intangible assets were also tested

Impair to the higher of

Value in use (NPV of expected future pre-tax cash flows)

Fair value less costs to sell (Selling price less selling costs)

Mozambique

Business plan requires high initial capital outlays

High cost of capital because of perceived African risk

Lower than expected initial ARPU’s

Assets were impaired by R237 million

Difference between book value and fair value less costs to sell

Independent estimate obtained

Rand per month
700
600
500
400
300
200
100
0
493
560
629
634
637
208
182
183
177
165
98
93
90
90
79
2001
2002
2003
2004
H1 2005
Contract
Prepaid
SA overall (incl. community services)

20

SA YTD ARPU analysis

16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
R millions
7,522
8,629
9,441
10,338
11,296
12,182
13,594
2002
2003
2004
2005
1st six months
2nd six months

21

Group revenue

20.3%

19.6%

17.8%

Revenue seasonal, impacted by DRC consolidation

Group revenue analysis
By country

18.3

13,594

11,493

9,532

Vodacom Group (adjusted)

9.5

472

431

408

Tanzania

47.8

594

402

186

DRC (100%)

-

43

-

-

Mozambique

18.2

65

55

46

Lesotho

20.3

13,594

11,296

9,441

Vodacom Group (statutory)

17.1

12,420

10,605

8,892

South Africa

H1 2004

% change
05/04

H1 2005

H1 2003

R million

Other African contribution 8.6% (H1 2004: 7.7%)

H1 2004
52.9%
1.5%
2.8%
13.4%
4.5%
24.9%
H1 2005
57.5%
1.0%
3.2%
12.4%
4.3%
21.6%
Airtime and access
Data revenue
Interconnect revenue
Equipment sales
International airtime
Other

23

Group revenue
By type

Interconnect contribution down, airtime up

600
500
400
300
200
100
0
(Rm)
462
48
2
542
35
9
H1 2004
H1 2005
South Africa
Tanzania
Other African operations

24

Data revenue
By country

17.3%

27.1%

Six-monthly results
4,200
3,800
3,400
3,000
2,600
2,200
1,800
1,400
1,000
R millions
3,027
3,698
4,192
1,539
2,153
2,555
H1 2003
H1 2004
H1 2005
EBITDA
Profit before tax

25

Increased earnings

13.4%

22.2%

18.7%

39.9%

Strong EBITDA performance

Increasing by 13.4% year on year

Excellent profit before tax

performance

Increasing by 18.7% year on year

Impacted by very high contract

connections

Higher incentive costs

Mozambique losses

Fixed – mobile substitution

Group EBITDA analysis
By country

12.4

4,192

3,729

2,974

Vodacom Group (adjusted)

24.6

152

122

130

Tanzania

71.9

110

64

(109)

DRC (100%)

-

(69)

-

-

Mozambique

75.0

21

12

14

Lesotho

-

35

(9)

(10)

Holding companies

13.4

4,192

3,698

3,027

Vodacom Group (statutory)

11.4

3,943

3,540

2,949

South Africa

H1 2004

% change
05/04

H1 2005

H1 2003

R million

(1.6) pts

30.8

32.4

31.2

Adjusted EBITDA margin (%)

(Rm)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
%
31.2
35.1
32.4
33.2
30.8
2,974
3,683
3,729
4,131
4,192
H1 2003
H2 2003
H1 2004
H2 2004
H1 2005
Adjusted EBITDA
Adjusted EBITDA margin

27

Adjusted EBITDA and margin
analysis

Six-monthly margins (statutory)
40%
35%
30%
25%
20%
15%
10%
5%
0%
33.8%
36.5%
32.1%
35.6%
32.7%
33.4%
30.8%
20.9%
23.7%
19.5%
24.1%
21.7%
22.8%
18.7%
13.4%
16.2%
9.7%
13.6%
12.2%
13.6%
10.5%
H1 2002
H2 2002
H1 2003
H2 2003
H1 2004
H2 2004
H1 2005
EBITDA margin
Operating profit margin
Net profit margin

28

Margin analysis

Historically seasonal trend

Six-monthly equipment sales
R million
2,000
1,600
1,200
800
400
0
751
876
1,305
959
1,514
1,384
1,681
2002
2003
2004
2005

Six-monthly net interconnect revenue
R million
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,350
1,573
1,572
1,520
1,435
1,360
1,136
2002
2003
2004
2005
1st six months
2nd six months

29

Factors affecting the trends

Gross SA contract customer
connections of 302,000

Incentives increased
R523 million year on year

Net interconnect revenue
continuing to decline - 20.8%
decrease year on year

Growing low margin equipment
sales

Full consolidation of Vodacom
Congo

Competition in all markets

Note: Interconnect revenue less payments to other operators

Six-monthly total SA traffic
Millions of minutes
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,007
5,479
5,774
6,523
6,954
2003
2004
2005

30

Factors affecting the trends

Change in SA traffic mix continuing

Total outgoing on-net traffic
increased from 52.3% to 55.4% of
the total

Total mobile-mobile traffic
increased by 29.9%

Total mobile-fixed traffic decreased
by 0.8%

Incoming voice traffic from Telkom
declined by 0.4% year on year

Incoming voice traffic from mobile
operators increased by 24.6%

Peak voice traffic increased by
14.4%, off-peak voice traffic
increased by 31.3%

20.4%

Six-monthly operating expenditure

12,000
10,000
8,000
6,000
4,000
2,000
0
R million
5,947
6,583
7,603
7,846
8,845
9,399
11,056
2002
2003
2004
2005
1st six months
2nd six months

31

Group operating expenses

25.0%

16.3%

19.8%

Mozambique impairment, DRC consolidation, SA contract gross
connections, new subsidiaries consolidated

H1 2004

15.6%
14.1%
2.6%
3.9%
7.1%
56.7%

H1 2005

16.3%
15.0%
3.4%
3.6%
6.8%
54.9%

- Depreciation and amortization
- Other direct network operating costs
- Marketing and advertising expenses
- Payments to other network operators
- Staff expenses
- General administrative expenses

32

Group operating expenses

Group operating profit analysis
By country

3.5

2,538

2,451

1,838

Vodacom Group (statutory)

(2.6) pts

18.7

21.3

18.4

Adjusted operating profit margin (%)

17.8

2,879

2,445

1,757

Adjusted operating profit before
Mozambique

-

33

(99)

(104)

Holding companies

-

(341)

-

-

Mozambique

3.8

2,538

2,445

1,757

Vodacom Group (adjusted)

33.3

72

54

60

Tanzania

-

7

(12)

(165)

DRC (100%)

-

9

-

1

Lesotho

10.2

2,758

2,502

1,965

South Africa

H1 2004

% change
05/04

H1 2005

H1 2003

R million

5,000
4,000
3,000
2,000
1,000
0
(Rm)
3,172
3,549
2,991
4,606
3,849
H1 2003
H2 2003
H1 2004
H2 2004
H1 2005

34

Strong cash generation

Cash generated from operations

28.7%

Group cash flow statements
extracts for the six months ended September 30,

12.7

1,294

1,148

1,085

Depreciation

(11.2)

127

143

123

Bad debts, amortisation and disposals

-

237

-

-

Impairment of Mozambique assets

(53.8)

(347)

(751)

126

Working capital changes

25.0

(1,500)

(1,200)

(600)

Dividends paid

16.2

966

831

1,637

Net cash flows from operating activities

-

25

(173)

(227)

Net finance costs (paid) / received

78.9

(1,408)

(787)

(708)

Taxation paid

28.7

3,849

2,991

3,172

Cash generated from operations

3.5

2,538

2,451

1,838

Operating profit

H1 2004

% change
05/04

H1 2005

H1 2003

R million

Group cash flow statements
extracts for the six months ended September 30,

54.0

(1,542)

(1,001)

(2,081)

Additions to property, plant and equipment

(60.9)

(99)

(253)

(334)

Other investing activities

30.9

(1,641)

(1,254)

(2,415)

Net cash flows from investing activities

-

(122)

146

494

Net debt incurred / (repaid)

(33.4)

(797)

(1,197)

(284)

Net decrease in cash and cash
equivalents

(84.2)

(122)

(774)

494

Net cash flows from financing activities

-

-

(920)

-

Shareholder loans repaid

H1 2004

% change
05/04

H1 2005

H1 2003

R million

Group balance sheets
extracts as at

5.7

22,383

21,168

17,113

Total equity and liabilities

20.3 pts

26.4%

6.1%

34.7%

Net debt : equity ratio (before dividends)

5.7

22,383

21,168

17,113

Total assets

(3.7)

7,324

7,603

7,551

EQUITY AND LIABILITIES

Capital and reserves

36.6

127

93

85

Minority interest

17.6

4,204

3,576

2,615

Non-current liabilities

8.4

10,728

9,896

6,862

Current liabilities

22.4 pts

48.2%

25.8%

34.7%

Net debt : equity ratio (after dividends)

6.3

7,403

6,966

5,083

Current assets

5.5

14,980

14,202

12,030

ASSETS

Non-current assets

March
2004

% change
H1 05/04

H1 2005

H1 2004

R million

Net debt maturity profile

4

-

-

-

-

-

4

Vodacom Lesotho

1,932

(754)

2,686

1,399

408

875

Total

458

168

162

215

705

978

Debt excluding bank
overdrafts

Less: net bank and cash
balances

-

120

95

2007

545

96

64

2006

-

28

134

2008

854

82

38

2005

-

-

Vodacom Congo (100%)

Net debt

82

-

Vodacom Tanzania

376

168

SA finance leases

>2010

2009

Rand million

Vodacom Congo debt now on balance sheet

31.7%
9.1%
19.5%
39.7%
Foreign denominated, ring-fenced
Foreign denominated, not ring-fenced
ZAR denominated, finance leases
ZAR denominated, other

39

Debt composition

Gross debt including bank overdrafts R4,499 million

Positive cash balances R2,567 million

2,500
2,000
1,500
1,000
500
0
R million
202
480
158
600
144
600
168
2,100
47
1,600
2000
2001
2002
2003
2004
H1 2005
Interest
Dividends

40

Shareholder distributions
Dividends and interest on shareholders’ loans

Strong and steady increase in dividends

3,000
2,500
2,000
1,500
1,000
500
0
2,017
2,527
2,845
1,997
2,165
2,785
1,215
2,006
2,119
1,047
1,176
1,971
1,349
1,934
South Africa
Tanzania
DRC
Lesotho
Mozambique
2003
2004
H1 2005

41

Improved efficiencies

Customers per employee

30.0
25.0
20.0
15.0
10.0
5.0
0.0
%
21.1
24.0
25.3
17.2
12.3
10.4
2000
2001
2002
2003
2004
H1 2005

42

Improved efficiencies

Capex as % of revenue (statutory)

Questions?

Disclaimer

This presentation has been prepared and published by Vodacom Group (Proprietary)
Limited.

Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act 61 of 1973, as amended, to publish its results.

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and/or warranty as to the accuracy of the information contained in this presentation and
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material information pertaining to Vodacom Group (Proprietary) Limited and its
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that:

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after the date of this presentation either to conform them to actual results or to changes in our
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